SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
TAX ID (CNPJ/MF) No. 02.808.708/0001 -07
NIRE 35.300.157.770

Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

Companhia de Bebidas das Américas – AmBev, in addition to the Notice to the Shareholders dated April 28, 2006, hereby publicly informs that, in the Shareholders’ Extraordinary General Meeting held on June 27, 2006, the issuance of 11,515,060 common shares and 5,275,602 preferred shares, at the price of R$762.73 and R$899.83, respectively, per 1,000 shares, was approved in substitution to the resolution of items (i) and (ii) of the minutes of the Shareholders’ Annual and Extraordinary General Meeting held on April 20, 2006. The shares then issued were fully subscribed and paid-in through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, in the benefit of the controlling shareholders, resulting in an increase of Company’s capital in the amount of R$13,530,026.66.

Due to the aforementioned capital increase, it was granted to Company’s other shareholders the right to subscribe up to 4,267,913 common shares and up to 8,663,245 preferred shares, in the proportion of 0.04578384% of their respective corporate interests held on June 27, 2006, at the same price referred in the above paragraph, for payment in cash upon subscription.

Therefore, and in conformity with the notice to the shareholders dated June 14, 2006, the total issuance approved by the General Meeting held on the date hereof, in the event the subscription right is entirely exercised by the other shareholders, will be of 15,782,973 common shares and 13,938,848 preferred shares.

The subscription right may be exercised by Company’s shareholders within a 30-day period initiating on June 30, 2006 and ending on July 31, 2006, being the Company’s Board of Directors empowered to, upon the end of referred period, verify the subscription actually occurred of shares exceeding the original subscription referred to in the first paragraph, there being, therefore, no unsubscribed shares to be offered, and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6,404/76, Article 166). The credit of the subscribed shares will be made on the next day following the referred Board of Directors’ Meeting of the Company. The subscription right may be exercised in any branch of Banco Itaú S.A., upon payment of the subscription amount and the completion of the respective bulletin, which will be available as of June 30, 2006.

The shares issued will be entitled to all dividends that may be declared by the Company.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe such shares may not be offered or sold neither in the United States of America nor to Americans citizens.

Notwithstanding the preceding paragraph, all Company’s shareholders willing to negotiate their subscription rights may do so from June 30, 2006 until July 24, 2006, provided that the shareholders whose shares are held in custody with Banco Itaú S.A. must request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú S.A., or instruct their preferred dealer to negotiate it directly in the stock exchanges.

Once a bulletin for the assignment of rights is issued, as provided for in the preceding paragraph, and upon the consummation of such an assignment of rights, the assignor must sign the overleaf of referred bulletin and have his/its signature notarized.

The Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia – CBLC) may subscribe new shares under its name, in the proportion of its rights, as a fiduciary holder, corresponding to the amount of the shares held in custody.

On the same general meeting, the transaction through which the Company acquired the control of Quilmes Industrial Societé Anonyme (Quinsa) was approved. Such resolution gives withdrawal right to the holders of common shares on June 6, 2006, for the equity value of such shares (corresponding to R$304.03 per a thousand shares in the balance sheet of December 31, 2005, without limiting the right to request the drawing up of a special balance sheet, in accordance with law), such right not being granted to the holders of preferred shares, due to its liquidity and dilution. The withdrawal right may be exercised upon notice sent to Company’s headquarters, at Rua Dr. Renato Paes de Barros, 1.017, 4th floor (part), suites 41 and 42, São Paulo, SP, during a 30-day period initiating on June 30, 2006 and ending on July 31, 2006.

Company’s Investor Relations Department remains at the shareholders disposal to clarify any questions regarding the matters dealt with in this Notice through the telephone (55-11) 2122-1415 or the e-mail ir@ambev.com.br.

São Paulo, June 27, 2006

João Mauricio Giffoni de Castro Neves
Investor Relations’ Officer
Companhia de Bebidas das Américas – AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.